Exhibit 99.1

FSD Pharma Sets Date for Annual Meeting

TORONTO--(BUSINESS WIRE)--January 22, 2021--FSD Pharma Inc. (Nasdaq:HUGE) (CSE:HUGE) (“FSD Pharma” or the “Company”) today announced that it will hold its annual meeting of shareholders (the “Meeting”) on June 29, 2021.

The Meeting will address normal course matters, including the presentation of the Company’s audited financial statements, as well as matters contained in a requisition for a special meeting submitted to the Company by certain shareholders of the Company claiming to hold in excess of 5.1% of the Company’s class B subordinated voting shares, including two directors of the Company. These shareholders are seeking to reduce the size of the Company’s board of directors to five, and to replace six of the incumbent directors with three directors selected by such shareholders. Addressing all such matters at a single meeting will spare the shareholders of the Company the additional costs and distraction that would be associated with holding two separate meetings in quick succession.

Shareholders are not required to take any action at this time in respect of the Meeting. Shareholders will receive detailed information about the matters presented at the Meeting in a management information circular in early June, 2021.

About FSD Pharma
FSD Pharma Inc. is a publicly-traded holding company.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, FSD201, by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Forward-Looking Statements
Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Information”). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any FDA approvals, the completion of any trials regarding the use of FSD201 to treat COVID-19, the safety of FSD201 or whether FSD201 may be effective in treating COVID-19, the costs associated with such planned trials and our belief that we have sufficient cash to complete the Phase 2 study, our ability to obtain required funding and the terms and timing thereof, the ultimate development of any FDA approved synthetic compounds, the expected insurance recovery related to the settlement agreement, the completion of the settlement contemplated in the settlement agreement and the timing and closing of the sale of certain non-core real estate assets. The use of words such as “budget”, “intend”, “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “estimate” and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions “may” or “will” occur, are intended to identify Forward-Looking Information and are based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Certain of these risks and uncertainties are described in the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

Contacts

Donal Carroll, Chief Financial Officer, FSD Pharma Inc.
Dcarroll@fsdpharma.com

Investor Relations
IR@fsdpharma.com